April 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Kluck

Special Counsel

Michael Coco

Office Chief

Office of International Corporate Finance

Re:	Registration Statement under Schedule B of the

Securities Act of 1933 of the Republic of Colombia

Ladies and Gentlemen:

The Republic of Colombia (the “Republic”) hereby requests that the Republic’s Registration Statement (File No. 333-253587) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on February 26, 2021, be declared effective at 4:00 p.m. on April 15, 2021 or as soon thereafter as practicable.

Very truly yours,

REPUBLIC OF COLOMBIA

By:	/s/ Alberto Carrasquilla Barrera
Alberto Carrasquilla Barrera Minister of Finance and Public Credit